                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K
                                 ANNUAL REPORT


                          Pursuant to Section 15 (d)

                    of the Securities Exchange Act of 1934

                     for the year ended December 31, 1999

                              TRUMP SAVINGS PLAN
                     (Formerly Trump Casino Savings Plan)
                           (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
         (Name of Issuer of the securities held pursuant to the Plan)


                                1000 Boardwalk
                       Atlantic City, New Jersey  08401
                    (Address of principal executive office)

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
TOGETHER WITH AUDITORS' REPORT

INDEX





                                                                                                                 Page
                                                                                                                 -----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                            1

FINANCIAL STATEMENTS
 Statements of Net Assets Applicable to Participants' Equity as of December 31, 1999 and 1998                       2
 Statement of Changes in Net Assets Applicable to Participants' Equity for the Year Ended
    December 31,  1999                                                                                              3

NOTES TO FINANCIAL STATEMENTS                                                                                     4-8

SUPPLEMENTAL SCHEDULES:
   I -- Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1999                          9
  II -- Item 27d - Schedule  of Reportable Transactions for the Year Ended December 31, 1999                       10


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the Trump Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Savings Plan (formerly Trump Casino Services Savings Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1999 and 1998, and the changes in its net assets applicable to participants' equity for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      ARTHUR ANDERSEN LLP



Roseland, New Jersey
May 26, 2000

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1999 AND 1998


                                                                                              1999              1998
                                                                                          -----------       ----------
ASSETS:
Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value Investment
     Trust Fund                                                                           $ 9,007,412       $  691,743
   SoGen International Fund                                                                 1,564,137          226,048
   Massachusetts Investors Trust Fund                                                      10,712,847        1,449,596
   Oppenheimer Quest Value Fund                                                             3,013,109          429,513
   Oppenheimer Quest Opportunity Value Fund                                                 5,153,831          889,171
   Montag & Caldwell Growth Fund                                                           16,682,538        1,951,327
   AIM Constellation Fund                                                                   4,613,252          477,599
   Templeton Foreign Fund                                                                   5,057,337          544,211
   Oppenheimer Quest Capital Value Fund                                                     6,093,030          867,874
   Davis New York Venture Fund                                                              1,907,755          302,875
   Franklin Small Cap Growth Fund                                                           2,608,361           76,840
   Montag & Caldwell Balanced Fund                                                            111,548                -
   Pimco Total Return Fund                                                                     93,588                -
   Vanguard Index 500 Fund                                                                  2,310,612                -
   GAM International Fund                                                                      71,428                -
   Trump Hotels & Casino Resorts, Inc. Common Stock                                         1,345,410           55,994
 Participants' Loans Receivable                                                             7,643,322          619,743
 Other                                                                                        598,641          (39,339)
 Contributions Receivable from Participants                                                   141,821           30,614
                                                                                          -----------       ----------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                             $78,729,979       $8,573,809
                                                                                          ===========       ==========

The accompanying notes to financial statements are an integral part of these statements.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 1999


NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year                                          $ 8,573,809
                                                                                                          -----------
ADDITIONS:
 Additions to net assets attributed to-
   Contributions-
     Participants                                                                                           2,849,518
     Plan Sponsor (net of forfeitures)                                                                      1,092,124
     Participant Rollovers                                                                                     10,673
                                                                                                          -----------
         Total contributions                                                                                3,952,315
                                                                                                          -----------
   Investment income-
     Dividend income                                                                                        3,801,109
     Interest income                                                                                          309,036
     Realized/unrealized appreciation of investments                                                        1,923,039
                                                                                                          -----------
         Total investment income                                                                            6,033,184
                                                                                                          -----------
   Merger from Trump Indiana Saving Plan and Trump Plaza Hotel and Casino
     Savings Plan                                                                                          63,520,709
                                                                                                          -----------
         Total additions                                                                                   73,506,208
                                                                                                          -----------
DEDUCTIONS:
 Deductions from net assets attributed to-
   Distributions to participants                                                                            2,417,740
   Administrative expenses                                                                                     52,935
   Transfers to related plans                                                                                 879,363
                                                                                                          -----------
         Total deductions                                                                                   3,350,038
                                                                                                          -----------
         Net increase                                                                                      70,156,170
                                                                                                          -----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year                                                $78,729,979
                                                                                                          ===========


The accompanying notes to financial statements are an integral part of this statement.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


1.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES
    -------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Savings Plan (formerly Trump Casino Services Savings Plan) (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Casino Services, L.L.C. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $65,000 in 1999.

Investments
-----------

The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
------------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees. (Effective January 1, 2000, an employee becomes eligible for participation in the Plan immediately following the completion of 12 months of service.)

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

 Participants
 ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation (effective January 1, 1999, 20% of annual compensation), as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1999 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

 Plan Sponsor
 ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

 Participant Rollovers
 ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1999 or 1998.

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

        Years of Continuous Service                   Percentage Vested
        ---------------------------                   -----------------
            Less than two years                               0%
            Two years                                        25%
            Three years                                      50%
            Four years                                       75%
            Five years or more                              100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1999, $68,695 was used to reduce Plan Sponsor contributions. As of December 31, 1999 and 1998, $121,000 and $23,000 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1999 had interest rates ranging from 8.75% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.  INVESTMENTS
    -----------

Participants can invest their funds in sixteen available investment vehicles as described below-

Money Market Fund
-----------------

The Chicago Trust Company Stated Principal Value Investment Trust Fund - A money
----------------------------------------------------------------------
market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


Mutual Funds
------------

SoGen International Fund - A multi-asset global mutual fund.  The investment
------------------------
objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

Massachusetts Investors Trust Fund - A growth and income mutual fund.  The
----------------------------------
investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

Oppenheimer Quest Value Fund - An equity mutual fund.  The investment objective
----------------------------
of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings or growth potential.

Oppenheimer Quest Opportunity Value Fund - An asset allocation mutual fund.  The
----------------------------------------
investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

Montag & Caldwell Growth Fund - An equity growth mutual fund.  The investment
-----------------------------
objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

AIM Constellation Fund - An aggressive equity mutual fund.  The investment
----------------------
objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

Templeton Foreign Fund - Mutual fund investing in virtually any type of security
----------------------
in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

Oppenheimer Quest Capital Value Fund - An equity mutual fund.  The investment
------------------------------------
objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, noninvestment grade bonds.

Davis New York Venture Fund - Mutual fund investing primarily in equity
---------------------------
securities of United States and foreign companies with the objective of capital appreciation.

Franklin Small Cap Growth Fund - Mutual fund investing in equity securities of
------------------------------
companies with a market capitalization of less than $1 billion.

Montag & Caldwell Balanced Fund - Mutual fund investing in various equity and
-------------------------------
debt securities to achieve total return.

Pimco Total Return Fund - An asset allocation mutual fund.  The investment
------------------------
objective of this fund is to seek total return consistent with the preservation of capital by investing in stocks, bonds and cash equivalents.

Vanguard Index 500 Fund - Mutual fund that seeks investment results that
-----------------------
correspond with the price and yield performance of the Standard & Poors 500
Index.

TRUMP SAVINGS PLAN
(formerly Trump Casino Services Savings Plan)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



GAM International Fund - An equity mutual fund.  The investment objective is
----------------------
long-term capital appreciation primarily through investing in equity markets worldwide, excluding that of the United States.

Common Stock
------------

Trump Hotels & Casino Resorts, Inc. ("THCR") Common Stock - This is the common
----------------------------------------------------------
stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

4.  TAX STATUS
    ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.  PLAN TERMINATION
    ----------------

Effective September 3, 1999, the Plan was formed by the merger of the Trump Plaza Hotel & Casino Savings Plan and Trump Indiana Savings Plan into the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan was renamed the Trump Savings Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

6.  RELATED PARTY TRANSACTIONS
    --------------------------

Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 1999 and 1998, the Plan holds Common Stock, with a market value of $1,345,410 and $55,994, respectively. During the year ended December 31, 1999, Common Stock was acquired at a cost of $933,807; and Common Stock was sold with an original cost basis of $332,223.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies during 1999 were as follows-

   Transfers to the Trump Marina Hotel & Casino Savings Plan, net                       $   111,948
   Transfers to the Trump Plaza Hotel & Casino Savings Plan, net                            318,535
   Transfers to the Trump Capital Accumulation Plan, net                                    452,049
   Transfers from the Trump Indiana Savings Plan, net                                        (3,169)
   Transfers from the Trump Savings Plan, net                                              (879,363)
                                                                                      -------------
         Net Related Plan Transfers                                                     $         -
                                                                                      =============

TRUMP SAVINGS PLAN                                                    SCHEDULE I

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001


         (b) Identity of issue,
          borrower, lessor or          (c) Description of investment including maturity date,                   (e) Market
(a)           similar party             rate of interest, collateral, par or maturity value        (d) Cost       Value
--     ------------------------      ---------------------------------------------------------   -----------   -----------
*     The Chicago Trust Company      Stated Principal Value Investment Trust Fund, Money
                                     Market Funds, 4,843,215 units of participation               $ 8,306,938   $ 9,007,412
                                                                                                  -----------   -----------
      SoGen Funds                    SoGen International Fund, Equity Securities, 63,454 units
                                     of participation                                               1,643,019     1,564,137
      MFS Funds                      Massachusetts Investors Trust Fund, Equity Securities,
                                     511,353 units of participation                                 8,976,399    10,712,847
      Oppenheimer                    Oppenheimer Quest Value Fund, Equity Securities, 160,871
                                     units of participation                                         3,197,715     3,013,109
      Oppenheimer                    Oppenheimer Quest Opportunity Value Fund, Equity and Debt
                                     Securities, 149,560 units of participation                     5,224,473     5,153,831
      Montag                         Montag & Caldwell Growth Fund, Equity Securities, 481,598
                                     units of participation                                        12,068,795    16,682,538
      AIM Funds, Inc.                AIM Constellation Fund, Equity Securities, 113,879 units
                                     of participation                                               3,250,438     4,613,252
      Templeton Funds, Inc.          Templeton Foreign Fund, Equity Securities, 450,743 units
                                     of participation                                               4,589,686     5,057,337
      Oppenheimer                    Oppenheimer Quest Capital Value Fund, Equity and Debt
                                     Securities, 204,739 units of participation                     6,671,553     6,093,030
      Davis Funds, Inc.              Davis New York Venture Fund, Equity Securities, 66,334
                                     units of participation                                         1,691,947     1,907,755
      Franklin Funds, Inc.           Franklin Small Cap Growth Fund, Equity Securities, 59,107
                                     units of participation                                         1,852,765     2,608,361
      Montag                         Montag & Caldwell Balanced Fund, Equity and Debt
                                     Securities, 5,712 units of participation                         109,367       111,548
      Pimco Funds                    Pimco Total Return Fund, Equity and Debt Securities,
                                     9,453, units of participation                                     96,687        93,588
      Vanguard Funds                 Vanguard Index 500 Fund, Equity Securities, 17,242 units
                                     of participation                                               2,142,865     2,310,612
      GAM Funds                      GAM International Fund, Equity Securities, 2,221 units of
                                     participation                                                     59,632        71,428
                                                                                                  -----------   -----------
                     Total investment in mutual funds                                              51,575,341    59,993,373
                                                                                                  -----------   -----------

**    Trump Hotels & Casino          Trump Hotels & Casino Resorts, Inc. Common Stock, 398,640
        Resorts, Inc.                  shares                                                       2,285,092     1,345,410
                                                                                                  -----------   -----------
      Participants' Loans            Interest rates ranging from 8.75% to 9.50% and maturities
                                     ranging from 2000 through 2014                                 7,643,322     7,643,322
                                                                                                  -----------   -----------
                                                                                                  $69,810,693   $77,989,517
                                                                                                  ===========   ===========
* Denotes party-in-interest
**Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999 (A)
EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001

(a) Identity of Party Involved          (b) Description of Asset                           (c) Purchase Price    (d) Selling Price
----------------------------------    --------------------------                          -------------------   ------------------
The Chicago Trust Company              Stated Principal Value Investment Trust Fund-
                                           277 Purchases                                    $     3,839,738              N/A
                                           316 Sales                                                N/A          $     4,137,695

MFS Funds                              Massachusetts Investors Trust Fund-
                                           220 Purchases                                          1,435,498              N/A
                                           393 Sales                                                N/A                1,809,318

Oppenheimer                            Oppenheimer Quest Value Fund
                                           146 Purchases                                            759,309              N/A
                                           314 Sales                                                N/A                  633,271

Oppenheimer                            Quest Opportunity Value Fund-
                                           387 Purchases                                          1,254,409              N/A
                                           142 Sales                                                N/A                1,043,976

Montag                                 Montag & Caldwell Growth Fund-
                                           249 Purchases                                          2,678,028              N/A
                                           392 Sales                                                N/A                2,842,294

AIM Funds, Inc.                        AIM Constellation Fund-
                                           122 Purchases                                            754,089              N/A
                                           278 Sales                                                N/A                  620,643

Templeton Funds, Inc.                  Templeton Foreign Fund-
                                           208 Purchases                                            791,080              N/A
                                           320 Sales                                                N/A                  708,782

Oppenheimer                            Quest Capital Value Fund-
                                           184 Purchases                                          1,514,624              N/A
                                           323 Sales                                                N/A                1,088,653

Davis Funds, Inc.                      Davis New York Venture Fund-
                                           188 Purchases                                            655,892              N/A
                                           192 Sales                                                N/A                  478,855

Franklin                               Franklin Small Cap Growth Fund-
                                           183 Purchases                                          1,649,307              N/A
                                           146 Sales                                                N/A                  596,341

Vanguard                               Vanguard Index 500 Fund-
                                           177 Purchases                                          1,593,800              N/A
                                           70 Sales                                                 N/A                  565,151

Trump Hotels & Casino Resorts, Inc.    Trump Hotels & Casino Resorts, Inc. Common Stock -
                                           184 Purchases                                            933,807              N/A
                                           124 Sales                                                N/A                  297,802

The Chicago Trust Company              Loan Fund-
                                           108 Purchases                                          2,168,901              N/A
                                           178 Sales                                                N/A               16,133,521

                                                                                                           (h) Current value
                                                                                                               of Asset
(a) Identity of Party Involved        (b) Description of Asset                          (g) Cost of Asset  on Transaction Date
----------------------------------    --------------------------                       ------------------  -------------------
The Chicago Trust Company            Stated Principal Value Investment Trust Fund-
                                         277 Purchases                                    $  3,839,738       $  3,839,738
                                         316 Sales                                           4,000,942          4,137,695

MFS Funds                            Massachusetts Investors Trust Fund-
                                         220 Purchases                                       1,435,498          1,435,498
                                         393 Sales                                           1,606,195          1,809,318

Oppenheimer                          Oppenheimer Quest Value Fund
                                         146 Purchases                                         759,309            759,309
                                         314 Sales                                             617,767            633,271

Oppenheimer                          Quest Opportunity Value Fund-
                                         387 Purchases                                       1,254,409          1,254,409
                                         142 Sales                                             971,204          1,043,976

Montag                               Montag & Caldwell Growth Fund-
                                         249 Purchases                                       2,678,028          2,678,028
                                         392 Sales                                           2,297,103          2,842,294

AIM Funds, Inc.                      AIM Constellation Fund-
                                         122 Purchases                                         754,089            754,089
                                         278 Sales                                             504,528            620,643

Templeton Funds, Inc.                Templeton Foreign Fund-
                                         208 Purchases                                         791,080            791,080
                                         320 Sales                                             704,277            708,782

Oppenheimer                          Quest Capital Value Fund-
                                         184 Purchases                                       1,514,624          1,514,624
                                         323 Sales                                           1,098,417          1,088,653

Davis Funds, Inc.                    Davis New York Venture Fund-
                                         188 Purchases                                         655,892            655,892
                                         192 Sales                                             443,805            478,855

Franklin                             Franklin Small Cap Growth Fund-
                                         183 Purchases                                       1,649,307          1,649,307
                                         146 Sales                                             478,326            596,341

Vanguard                             Vanguard Index 500 Fund-
                                         177 Purchases                                       1,593,800          1,593,800
                                         70 Sales                                              556,725            565,151

Trump Hotels & Casino Resorts, Inc.  Trump Hotels & Casino Resorts, Inc. Common Stock -
                                         184 Purchases                                         933,807            933,807
                                         124 Sales                                             332,223            297,802

The Chicago Trust Company            Loan Fund-
                                         108 Purchases                                       2,168,901          2,168,901
                                         178 Sales                                          16,133,521         16,133,521

(a) Identity of Party Involved        (b) Description of Asset                            (i) Net Gain (Loss
----------------------------------    --------------------------                         -------------------

The Chicago Trust Company            Stated Principal Value Investment Trust Fund-
                                         277 Purchases                                                 N/A
                                         316 Sales                                         $       136,753

MFS Funds                            Massachusetts Investors Trust Fund-
                                         220 Purchases                                                 N/A
                                         393 Sales                                                 203,123

Oppenheimer                          Oppenheimer Quest Value Fund
                                         146 Purchases                                                 N/A
                                         314 Sales                                                  15,504

Oppenheimer                          Quest Opportunity Value Fund-
                                         387 Purchases                                                 N/A
                                         142 Sales                                                  72,772

Montag                               Montag & Caldwell Growth Fund-
                                         249 Purchases                                                 N/A
                                         392 Sales                                                 545,191

AIM Funds, Inc.                      AIM Constellation Fund-
                                         122 Purchases                                                 N/A
                                         278 Sales                                                 116,115

Templeton Funds, Inc.                Templeton Foreign Fund-
                                         208 Purchases                                                 N/A
                                         320 Sales                                                   4,505

Oppenheimer                          Quest Capital Value Fund-
                                         184 Purchases                                                 N/A
                                         323 Sales                                                  (9,764)

Davis Funds, Inc.                    Davis New York Venture Fund-
                                         188 Purchases                                                 N/A
                                         192 Sales                                                  35,050

Franklin                             Franklin Small Cap Growth Fund-
                                         183 Purchases                                                 N/A
                                         146 Sales                                                 118,015

Vanguard                             Vanguard Index 500 Fund-
                                         177 Purchases                                                 N/A
                                         70 Sales                                                    8,426

Trump Hotels & Casino Resorts, Inc.  Trump Hotels & Casino Resorts, Inc. Common Stock -
                                         184 Purchases                                                 N/A
                                         124 Sales                                                 (34,421)

The Chicago Trust Company            Loan Fund-
                                         108 Purchases                                                 N/A
                                         178 Sales                                                       -


(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1999.

The accompanying notes to financial statements are an integral part of this schedule.

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